Exhibit 1

(Translation)
To whom it may concern
April 30, 2008
Contact Information:
NIS GROUP CO., LTD.
Akihiro Nojiri
Senior Executive Director & Executive Officer
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nisgroup.co.jp
URL: http://www.nisgroup.jp/english
Notice Regarding New Chairman of the Board
     NIS GROUP CO., LTD.(the “Company”) hereby announces a change in the Chairman of the Board as of May 1, 2008, pursuant to a resolution adopted by the Board of Directors at a meeting held today.
1. Reason for the Change
     This appointment of a new Chairman of the Board aims to further enhance the strategic investment and business alliance with leading private equity investment firm TPG, which manages TPG Izumi, L.P., the largest shareholder of the Company.
     Through the appointment as Chairman of the Board on a full-time basis of Mr. Masayuki Yasuoka, Managing Director of TPG, who will transfer from TPG, the Company seeks to actively utilize the worldwide network, management expertise and best practices of TPG.
     Mr. Yasuoka has served in a variety of prominent posts in major domestic and foreign financial institutions including as managing director of The Industrial Bank of Japan, Ltd. The Company expects that the considerable experience of Mr. Yasuoka as Chairman of the Board will contribute to the Company’s future growth.
2. Change in the Chairman of the Board (May 1, 2008)

New Title	Name	Current Title

Chairman of the Board	Masayuki Yasuoka	Director (outside director)

President, Representative Director of the Board & CEO	Kunihiko Sakioka	Chairman, Representative Director of the Board, President & CEO